THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. Craig V. Butler, Esq. *
Ryan M. Lambert, Esq.** Edward H. Weaver, Esq.**

Admitted only in California*
Admitted only in Utah**

May 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, D.C. 20549
Mail Stop 4561
Attn: Linda van Doorn

Re:         China Agro Sciences Corp.
Forms 10-K and 10-K/A for the period ended September 30, 2006
Filed January 16, 2007 and January 24, 2007
File No. 0-49687

Dear Ms. van Doorn:

We herein provide the following responses to your comment letter dated February 15, 2007, regarding the above-listed forms for China Agro Sciences Corp. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

10-K - General

1.	Please explain to us why your filing does not include selected quarterly data as required by Item 302 of Regulation S-K.

Per my telephone conversation with Mr. Demarest on March 21, 2007, the Company will be filing a second amended Form 10-K/A for the year ended September 30, 2006 (the “Amended Filing”). In the Amended Filing the Company will provide the selected quarterly data required by Item 302 of Regulation S-K in a separate note to the financial statements.

Item 7. Management’s Discussion and Analysis

Year ended September 30, 2006 compared to year ended September 30, 2005

IRVINE OFFICE:	SALT LAKE CITY OFFICE:
9900 RESEARCH DRIVE	406 W. SOUTH JORDAN PARKWAY
IRVINE CALIFORNIA •	SUITE 160 92618SOUTH JORDAN UTAH • 84095

(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Ms. Linda van Doorn
U.S. Securities and Exchange Commission
May 3, 2007

Revenues, Expenses and Loss from Operations, page 16

2.
Your disclosure under this heading indicates that depreciation expense for the year-ended September 30, 2006 was $179,211. Please explain to us how this reconciles to the Statement of Cash Flows which includes an adjustment for depreciation in the amount of $454,948 for the year-ended September 30, 2006.

The remaining $275,737 in depreciation is included in the Company’s total cost of sales. Currently, the Management Discussion and Analysis section in the Form 10-K/A on file the Company states the following regarding depreciation:

“Our general and administrative expenses of $1,015,634 for the year ended September 30, 2006 consisted primarily of $291,250 in costs of going public, $175,000 in property leases, $179,211 in depreciation expenses, $33,828 in salaries, and $20,322 in property taxes.”

When the Company files the Amended Filing in response to these comments it will revise this disclosure as follows:

“Our general and administrative expenses of $1,015,634 for the year ended September 30, 2006 consisted primarily of $291,250 in costs of going public, $175,000 in property leases, $179,211 in depreciation expenses (exclusive of the $275,737 in depreciation included in the Company’s total cost of sales), $33,828 in salaries, and $20,322 in property taxes.”

3.
Expand your discussion of the results of operations to highlight the fact that if you did not use the manufacturing facility of a related party, your operating costs would have likely been $1.5 to $2 million higher for the year ended September 30, 2006 and accordingly, since you are not currently accruing for income taxes, your net income would have been similarly reduced. We note the disclosure on page 24, but the effect of this related party relationship on the results of operations should be discussed in Management’s Discussion and Analysis.

The Company’s current Form 10-K/A discusses the possible significantly higher operating costs in the Company’s Management Discussion and Analysis under its cost of sales.

In response to this comment the Company will add the following disclosure to the Company’s discussion of its Net Income (Loss) in the Amended Filing:

“As noted above, we have an agreement with DRC, a related-party that our sole officer and Director is the President and Chairman of the Board. We manufactured all of our products at DRC’s manufacturing facility during fiscal year 2006. Under our agreement with DRC, we paid DRC $100 per one ton of product we produced at their facility. This total cost was approximately $175,000 for the twelve months ended September 30, 2006. We believe these costs would be significantly higher if we were forced to use an unrelated third party manufacturing facility to manufacture our products, likely $1.5 million to $2 million higher based on the amount of product we manufactured in the twelve months ended September 30, 2006. If we had not been permitted to use DRC’s facilities at a discounted rate our net income (loss) would have been significantly reduced. If, in the future, we are not permitted to use DRC’s manufacturing facilities at a greatly reduced rate our net income (loss) will be negatively affected due to the higher operating costs.

Ms. Linda van Doorn
U.S. Securities and Exchange Commission
May 3, 2007

Additionally, currently we do not have any operations, income, or expenses in the United States, and, therefore, we do not owe any income taxes in the United States and we are not accruing for income taxes in the United States. If this changes in the future and we become subject to income taxes in the United States and either pay or accrue such taxes it will have a negative impact on our net income (loss).

4.
Management’s Discussion and Analysis should also highlight that your earnings are not subject to income taxes for the first year of operations. Disclose the dollar amount of income taxes that you would otherwise be subject to, in order to allow a reader to assess the positive effect of this tax relief on your results of operations.

The Company has included this disclosure in response to Comment #3.

Item 9a. Controls and Procedures, page 19

5.
Your disclosure indicates that your chief executive officer and chief financial officer performed their evaluation of the effectiveness of your disclosure controls and procedures as of a date within 90 days of the filing of your annual report. Item 307 of Regulation S-K requires that this evaluation be performed as of the end of the period covered by this report. Please revise as necessary.

The Company’s Chief Executive Officer and Chief Financial Officer did perform this evaluation as of the end of the period covered by the Form 10-K and Form 10-K/A. The Company will make this correction in the Amended Filing.

Financial Statements - General

6.
We note that your disclosures, both in Item 1 and Note 1, indicate that you are a development stage company. However, your financial statements are not identified as such, are not in the format of development stage financial statements, and the report of your independent accountant does not identify your financial statements as those of a development stage company. Please clarify to us whether or not you are a development stage company and if so, amend your Form 10-K as necessary.

The Company commenced sales of its products early in fiscal year ended September 30, 2006, and accordingly is no longer a development stage company. Currently, the Company’s Form 10-K/A in both Item 1 and Note 1 states the following:

Ms. Linda van Doorn
U.S. Securities and Exchange Commission
May 3, 2007

“As a result of the Merger we terminated our status as a business development company and, through our wholly-owned subsidiary, became a development stage company specializing in the sale and distribution of pesticides and herbicides.”

The Company will amend this disclosure in Item 1 to state the following:

“As a result of the Merger we terminated our status as a business development company and, through our wholly-owned subsidiary, commenced operations, specializing in the sale and distribution of pesticides and herbicides, and consequently ceased being a development stage company.”

The Company will amend this disclosure in Note 1 to the financial statements to state the following:

“As a result of the Merger the Company terminated its status as a business development company. The Company commenced sales of its products early in the fiscal year ended September 30, 2006, and accordingly, is no longer a development stage company.”

7.
We note that your disclosure in Item 1 indicates that DHC was formed on March 9, 2006. Also, you disclose in Note 1 that DHC is the accounting acquirer in the merger transaction. As such, please explain to us why your financial statements include operations prior to the formation of DHC. Demonstrate to us how you determined the entity who was the ultimate accounting acquirer. This comment also applies to your disclosures in Items 6 and 7.

DHC was formed on March 9, 2006. Prior to DHC’s merger with DaLian, DHC acquired all the outstanding common stock of Ye Shun International (“Ye Shun”), a company that owns all the outstanding common stock of DaLian Runze Chemurgy Co., Ltd. (“Runze”). Therefore, at the time DHC and Dalian merged DHC owned, through its subsidiary Ye Shun, all the operations of Runze. The merger transaction was accounted for as a reverse merger and, accordingly, DHC is considered to be the surviving entity.

In order to provide the most accurate information to the reader of the Company’s 10-K for the period ended September 30, 2006, the Company included the historical financial information for Ye Shun and Runze for the comparable periods one year ago since those operations are consistent with the Company’s current operations.

In order to clarify this disclosure, the Company will add the following disclosure to the Company’s Item 1 disclosure in the Amended Filing:

“The Merger was accounted for as a reverse merger and, accordingly, DHC is considered to be the surviving entity. As such, the comparative numbers and discussion of historical operations contained in this Annual Report are those of Runze and not M-GAB Development Corporation. For M-GAB Development Corporation’s historical numbers please see our previous Annual Reports.”

Ms. Linda van Doorn
U.S. Securities and Exchange Commission
May 3, 2007

In order to clarify this disclosure in Note 1 to the Company’s financial statements, the Company will add the above disclosure and also the following disclosure to clarify that after its creation, but prior to the Merger, DHC acquired Runze’s operations:

“Prior to DHC’s merger with DaLian (and the Company), DHC acquired all the outstanding common stock of Ye Shun International (“Ye Shun”), a company that owns all the outstanding common stock of DaLian Runze Chemurgy Co., Ltd. (“Runze”).”

8.
Please note that Rule 3-02 of Regulation S-X requires statements of operations and cash flows to be filed for the registrant and its predecessors. Accordingly, explain to us why you have not included such statements for the fiscal year ended 2005 and 2004 for the registrant’s predecessors. Specifically address why Ye Shen is not considered to be the registrant’s predecessor.

Ye Shun is a Hong Kong registered enterprise that has its ownership in Runze as its primary asset. Since Ye Shun’s only real operations are through its subsidiary, Runze, the Company did not feel statements of operations and cash flows were required to be filed for Ye Shun.

9.
On page 16 you indicate that the government grant was given to the registrant for the purpose of developing a manufacturing plant and for research and development. Explain to us how you have fulfilled these requirements in the fiscal year ended September 30, 2006 and thus recognized the grant in the statement of operations as a contra expense. In addition, explain why this amount was not deferred and recognized as a contra expense when actual qualifying research and development expenses were incurred or recognized as a reduction of the cost basis of the manufacturing plant when such costs were incurred.

The Company recognized the grant in accordance with Chinese regulations and instructions given with the grant by the Dalian City Treasury Department, which stated the grant should be debited to a fixed asset and credit to related account, while at the same time debiting to accounts payable-related items and credit to additional paid in capital.

Consolidated Balance sheet, page F-1

10.	Please amend your financial statements to include a categorized presentation of stockholders’ equity as required by Rule 5-02 of Regulation S-X.

In the Amended Filing the Company will include a categorized presentation of stockholders’ equity on its balance sheet.

Note 2. Property and Equipment, page F-7

11.
Comment 5 above notwithstanding, please explain to us how the accumulated depreciation of $919,002 reconciles to the amounts presented in your consolidated statements of cash flows for the years-ended September 30, 2006 and 2005.

Ms. Linda van Doorn
U.S. Securities and Exchange Commission
May 3, 2007

Per my discussion with Mr. Demarest, this comment should have stated “Comment 2 above notwithstanding…”

The accumulated depreciation includes the depreciation amounts taken in FYE 2003 and FYE 2004, as well as FYE 2005 and FYE 2006. The accumulated depreciation figures are as follows:

FYE 9/30/03:	$85,791
FYE 9/30/04:	$126,048
FYE 9/30/05:	$245,332
FYE 9/30/06:	$461,831
Total:	$919,002

Note 5. Income Tax Status, page F-7

12.	Please clarify for us why the registrant has not reflected income tax owed as a U.S. domiciled company.

The Company has no United States operations, income or expenses at this time, and accordingly there was no U.S. income taxes to be reflected. In addition, the Company currently plans to reinvest all foreign earnings in China.

Note 9. Risk Factors, F-8

13.
Clarify to us why you have not disclosed restrictions of the Chinese subsidiary(s) to pay dividends to the parent. Refer to Rule 4.08(e) of Regulation S-X. In addition, explain why you have not included parent only financial statements because of the restricted net assets as required by Rule 5-04c of Regulation S-X.

The Company has not provided parent only financial statements because all the operations of the parent Company are those of its subsidiary, Runze (through Ye Shun).

Regarding the restrictions on the Chinese subsidiary(s)’ ability to pay dividends to the parent Company, the Company will add the following risk factor to the financial statement note:

“Dividend Restrictions

Since the Company’s operating subsidiary has its primary operations in the PRC the majority of its revenues will be settled in Renminbi, not U.S. Dollars. Due to certain restrictions on currency exchanges that exist in the PRC, the Company’s ability to use revenue generated in Renminbi to pay any dividend payments to the parent Company and its shareholders may be limited.”

Ms. Linda van Doorn
U.S. Securities and Exchange Commission
May 3, 2007

14.
We note that 24% of your assets represent a receivable from Jilin Ruiye Pesticide Co. Please explain why you did not specifically identify this credit risk. Separately, in view of the significance of this exposure, tell us what consideration you gave to including audited financial statements of Jilin Ruiye Pesticide Company in the Form 10-K and summarized financial information of this entity included in the registrant’s filings on Form 10-Q.

The receivable from Jilin Ruiye Pesticide Co. was repaid in full in October 2006, therefore, the Company did not view this receivable as a credit risk to the Company. For this same reason, the Company did not view any significant exposure with this receivable so the Company did not consider including audited financials of Jilin Ruiye Pesticide Company with the Form 10-K.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Craig V. Butler
Craig V. Butler, Esq.